Valkyrie ETF Trust II 485BPOS

Exhibit 99(d)(3)

Schedule A

(As of June 5, 2026)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

CoinShares Bitcoin and Ether ETF	0.95%	October 15, 2021	October 12, 2021	October 15, 2021	September 26, 2026

CoinShares Bitcoin Mining ETF	0.75%	January 4, 2022	January 14, 2022	January 18, 2022	September 26, 2026

CoinShares Altcoins ETF	0.95%	August 25, 2025	October 2, 2025	October 3, 2025	August 25, 2027

CoinShares Bitcoin Volatility ETF	0.95%	May 5, 2026	June 5, 2026	June 8, 2026	May 5, 2028

CoinShares Bitcoin Volatility Leveraged ETF	0.95%	May 5, 2026	June 5, 2026	June 8, 2026	May 5, 2028

CoinShares Bitcoin Volatility Inverse ETF	0.95%	May 5, 2026	June 5, 2026	June 8, 2026	May 5, 2028

CoinShares ETF Trust

By:	/s/ Annemarie Tierney
Annemarie Tierney
President

CoinShares Asset Management (US) LLC

By:	/s/ Annemarie Tierney
Annemarie Tierney
Chief Executive Officer